40-202A

File No. 803-00248

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H) OF THE INVESTMENT ADVISERS ACT OF 1940 DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ACT

RECEIVED
JUN 07 2019
OFFICE OF THE SECRETARY

INTER-AMERICAN DEVELOPMENT BANK

Written or oral communications regarding this Application should be addressed to:

John A. MacKinnon, Esq., and
Douglas E. McCormack, Esq.
SIDLEY AUSTIN LLP
787 Seventh Avenue
New York, NY 10019
(212) 839-5300

Griffith L. Green, Esq.
SIDLEY AUSTIN LLP
1501 K Street, N.W.
Washington, DC 20005
(202) 736-8000

This application consists of 18 pages.

As filed with the Securities and Exchange Commission on June 7, 2019

19000874

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of INTER-AMERICAN DEVELOPMENT BANK 1300 New York Avenue, N.W. Washington, D.C. 20577	APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H) OF THE INVESTMENT ADVISERS ACT OF 1940 DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ACT

The applicant ("Applicant") named herein is the Inter-American Development Bank (the "IDB"). Applicant hereby submits this Application for an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") under Section 202(a)(11)(H) of the Investment Advisers Act of 1940 (the "Act") declaring Applicant not to be within the intent of Section 202(a)(11) of the Act by virtue of its services to IDB member countries, their central banks, other governmental institutions of such member countries, and other international organizations as described in this Application. For the reasons discussed below, Applicant believes that the Order requested is fully consistent with the policies and purposes of the Act.

<u>**Background**</u>

<u>The Applicant</u>

The IDB is an international organization created by international treaty to "contribute to the acceleration of the process of economic and social development" in Latin America and the Caribbean.[1] Its headquarters are in Washington, D.C. The IDB's principal activities are providing loans, credit guarantees, and technical assistance to support development projects in its developing member countries. The IDB is Latin America and the Caribbean's leading source of development financing. Since its founding, it has approved more than $260 billion in loans for projects in key sectors such as transportation, energy, education, health, and water and sanitation, with an emphasis on poverty reduction.

The United States was a founding member of the IDB. It signed the agreement establishing the IDB (the "IDB Charter") in 1959. It formally accepted membership in the organization later that year pursuant to the Inter-American Development Bank Act, 22 U.S.C. § 283 *et seq*. The President subsequently designated the IDB as an

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1 *See* Agreement Establishing the Inter-American Development Bank, art. I, § 1, Apr. 8, 1959, 10 U.S.T. 3068, *available at* http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=781584.

"international organization" by Executive Order,[2] entitling it to the protections of the International Organizations Immunities Act of 1945 ("IOIA"), 22 U.S.C. § 288 *et seq.*[3]

Currently, 48 countries are members of the IDB.[4] The IDB's capital stock is owned entirely by its member countries. The United States is the largest shareholder and owns approximately 30 percent of the IDB's capital. The IDB is governed by a Board of Governors, which is made up of representatives from each of the 48 member countries. Most governors are finance ministers or central bank presidents. The IDB's day-to-day operations are overseen by a 14-member Board of Executive Directors. The United States appoints both a Governor and an Executive Director.

Applicant's Functions

In the IDB Charter, the IDB's member countries authorized it to carry out its mission to promote economic and social development by performing certain functions. Those functions include:

"promot[ing] the investment of public and private capital for development purposes";

"utiliz[ing] its own capital . . . for financing the development of the member countries";

"cooperat[ing] with the member countries to orient their development policies toward better utilization of their resources, in a manner consistent with the objectives of . . . fostering the orderly growth of their foreign trade"; and

"provid[ing] technical assistance for the preparation, financing, and implementation of development plans and projects."[5]

The IDB performs these chartered functions through a variety of programs. It is the single largest provider of development financing in Latin America and the Caribbean; in 2017, it approved $11.4 billion in loans and credit guarantees for developing countries in the region. In addition to its financial operations, the IDB also provides substantial technical assistance to the governments of member countries. Such assistance may be provided as part of or in parallel to a loan or guarantee, or may be provided

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2 *See* Exec. Order No. 10873, 25 Fed. Reg. 3,097 (Apr. 8, 1960); Exec. Order No. 11019, 27 Fed. Reg. 4,145 (Apr. 27, 1962).

3 The IDB Charter confers on it an international and intergovernmental status that is independent of any individual member country. To protect this status, the IDB Charter grants the IDB a variety of privileges and immunities, *see* IDB Charter, art. XI, which have been incorporated into the United States Code, *see* 22 U.S.C. § 283g. The IOIA provides additional privileges and immunities to recognized international organizations such as the IDB. *See* 22 U.S.C. §§ 288a – 288c. **The IDB is submitting this application without prejudice to these privileges and immunities.**

4 *See* IDB, Member Countries, *available at* https://www.iadb.org/en/about-us/how-are-we-organized.

5 IDB Charter, art. I, § 2(a).

independently. The purpose of IDB's technical assistance activities is both to improve the operations of the member government as they relate to economic and social development and to contribute to knowledge transfer and capacity building of developing member countries. Technical assistance may include, for example, (i) advice and assistance on the preparation, financing, and execution of development plans and projects and (ii) training, seminars and other forms of instruction for personnel specializing in the formulation and implementation of development plans and projects. Technical assistance can also include assisting member countries to improve their asset and liability management techniques and advice for member countries on adopting sound portfolio management techniques.

Applicant's Affiliates

The IDB operates as part of the IDB Group, which consists of the IDB, the Inter-American Investment Corporation (d/b/a IDB Invest) ("IIC"), and the Multilateral Investment Fund ("MIF"). The IIC is an international organization founded by a separate international treaty in 1984 that focuses on private-sector development.[6] The MIF is an independent trust fund that was formed in 1993 and is administered by the IDB.[7] The MIF focuses on assisting small businesses and micro-enterprises.

The Application is being submitted by the IDB only. The IIC and MIF are not seeking exemptive relief pursuant to § 202(a)(11)(H).

Applicant's Technical Assistance Activities

In recent years, the IDB has experienced a growing demand from its member countries for assistance with treasury-related functions. The IDB has developed significant expertise over the years in managing treasury operations to meet its own capital preservation and liquidity needs. Many IDB member countries have asked the IDB to leverage this expertise to help them strengthen the management of their reserves and to bring their treasury operations in line with current capital and financial markets best practices.

1. Asset Management Services

In particular, IDB member countries have asked the IDB to provide them with asset management services and related services (back office, risk, accounting and other support services) to help them develop additional internal capacities. These countries have asked the IDB to advise on and to perform asset management services on their behalf. The IDB's Board of Executive Directors recently authorized the IDB to provide such services to member countries. These asset management services would be provided

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6 *See* Agreement Establishing the Inter-American Investment Corporation, Nov. 19, 1984, T.I.A.S. No. 12087 ("IIC Charter"), *available at* http://www.iic.org/sites/default/files/pdf/charterenglish.pdf.

7 *See* Agreement Establishing the Multilateral Investment Fund II (Apr. 9, 2005) and the Agreement for the Administration of the Multilateral Investment Fund II (Apr. 9, 2005), *available at* https://www.fomin.org/Portals/0/Documents/Agreement_Establishing_the_Multilateral_Investment_Fund_II_and_Donors_Report.pdf.

by placing the member country's underlying assets with one or more third-party custodians (as agreed with the member country) in custody accounts kept separate from the IDB's own accounts. The IDB would then direct investments and reinvestments of the assets, acting as the member country's agent.

Consistent with the IDB Charter and its development mission, the IDB would provide these asset management services only to IDB member countries, their central banks, other governmental institutions of such member countries, and other international organizations owned entirely by their sovereign nation members, substantially all of which members are also members of the IDB. The IDB would provide asset management services only with respect to government and/or public assets. The IDB would expect to charge a fee that would allow it to recover the costs associated with providing the asset management services.

2. Advisory Services

IDB member countries have also asked the IDB to provide advice and instruction relating to hedging activities (including the use of interest, currency and commodity-linked derivatives) and to capital markets borrowings (including debt issuance, price discovery, and negotiations with financial intermediaries). The IDB proposes to perform these advisory services in response to member countries' requests by providing detailed advice on debt management, hedging techniques for specific transactions, and capital markets borrowings. The IDB also proposes to provide targeted training seminars and courses at the IDB's offices, at its member countries' locations, or online.

Consistent with the IDB Charter and its development mission, the IDB would provide these advisory services only to IDB member countries, their central banks, other governmental institutions of such member countries, and other international organizations owned entirely by their sovereign nation members, substantially all of which members are also members of the IDB. The IDB would provide advisory services only with respect to government and/or public assets. The IDB would expect to charge a fee that would allow it to recover the costs associated with providing the advisory services.

Request for Order Pursuant to Section 202(a)(11)(H)

The Act regulates the business of persons who are "investment advisers," defined in Section 202(a)(11) to include:

> any person who, for compensation, engages in the business of advising others . . . as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . .

Section 202(a)(11)(H) provides that the Commission may issue an order declaring any person "not within the intent of this paragraph" not to be an "investment adviser" within the meaning of the Act.

Whether a person is deemed an investment adviser under Section 202(a)(11) depends on whether the person:

> (a) provides advice, or issues reports or analyses, regarding securities or as to the advisability of investing in, purchasing, or selling securities ("investment advice");
> (b) provides such services for compensation; and
> (c) is in the business of providing such services.[8]

If a person or entity satisfies each of the three elements of the definition of "investment adviser," it generally will be deemed to be an investment adviser unless it is entitled to rely on one of the exclusions from the definition of investment adviser in the Act.[9] The SEC staff has construed the three elements of the definition broadly. Advice need not pertain to specific securities; a person who simply provides advice concerning the relative advantages and disadvantages of investing in securities in general is providing investment advice and satisfies the first element.[10]

The asset management and advisory services described above may include the provision of investment advice within the meaning of Section 202(a)(11). Obviously, investment advisory activities are not the Applicant's sole or even principal business activity, but the Act encompasses persons who are "in the business" of providing investment advice even if that activity is not their sole activity. The asset management and advisory services the Applicant proposes to offer would be regular, recurring programs for which it would expect to charge recipients a fee, so the Applicant could be considered to be "in the business of providing investment advice."

Thus, a technical reading of the Act's definition of "investment adviser" could extend to the Applicant when it undertakes those activities.[11] Yet, the Applicant's

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8 Applicability of the Investment Advisers Act to Financial Planners, Advisers Act Release No. 770, 1981 WL 31106, at *3-4 (Aug. 13, 1981).

9 *See* Advisers Act §§ 202(a)(11)(A)-(H).

10 Applicability of the Investment Advisers Act to Financial Planners, Advisers Act Release No. 1092, 1987 WL 112702, at *3 (Oct. 8, 1987); Applicability of the Advisers Act to Financial Advisors of Municipal Securities Issuers, Staff Legal Bulletin No. 11, Division of Investment Management (Sept. 19, 2000).

11 While Section 202(a)(11) excepts banks from the definition of "investment adviser" except to the extent that a bank acts as investment adviser to a registered investment company, the IDB does not appear to qualify as a "bank" within the meaning of the Advisers Act. Section 202(a)(2) defines "bank" as: "(A) a banking institution organized under the laws of the United States or a Federal savings association, as defined in section 2(5) of the Home Owner's Loan Act, (B) a member bank of the Federal Reserve System, (C) any other banking institution, savings association, as defined in section 2(4) of the Home Owners' Loan Act, or trust company, whether incorporated or not, doing business under the laws of any State or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to national banks under the authority of the Comptroller of the Currency, and which is supervised and examined by State or Federal authority having supervision over banks or savings associations, and which is not operated for the purpose of evading the provisions of this

activities with respect to those services are of critical importance to its member countries and fall squarely within the IDB's development mandate. The Applicant therefore requests that the Commission issue an order under Section 202(a)(11)(H) declaring it to be a person not within the intent of the Act.

Discussion

There are sound reasons to conclude that the IDB is not within the intent of Section 202(a)(11). The entity giving advice is an organization of sovereign nations; the entities receiving the advice are the sovereign nations that are members of the organization, their central banks, other governmental institutions of such member countries, and other international organizations owned entirely by their sovereign nation members, substantially all of which members are also members of the IDB. The reasons described below collectively make a powerful argument for issuance of an order under Section 202(a)(11)(H) declaring the IDB to be a person not within the intent of the Act.

1. The Act's definition of investment adviser contemplates the regulation of ***private sector entities*** that engage in the business of providing investment advice — it is not applicable to "the United States, a State, or any political subdivision of a State, or any agency, authority, or instrumentality of any one or more of the foregoing, or any corporation which is wholly owned directly or indirectly by any one or more of the foregoing, or any officer, agent, or employee of any of the foregoing acting as such in the course of his official duty, unless such provision makes specific reference thereto."[12] The Act does not specifically exempt organizations comprised entirely of sovereign nations, but the Act seems clearly not intended to apply to such organizations.[13]

2. The Act covers only those who "engage . . . in the business of advising others." The Applicant is not performing services for "others," but for its own constituent members —sovereign nations — at the request of those members. Thus, the IDB is not truly "advising others" within the intent of the Act, since advisory services are provided only to the countries that make up the organization itself, their agencies, or other international organizations owned entirely by their sovereign nation members, substantially all of which members are also members of the IDB.

3. The intended beneficiaries of the Advisers Act's protections are "the public and investors."[14] Thus, a foreign individual or corporation would reasonably

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title, and (D) a receiver, conservator, or other liquidating agent of any institution or firm included in clauses (A), (B), or (C) of this paragraph."

12 Section 202(b).

13 Similarly, in a memorandum to the Commission, the staff took note of identical language in Section 2(b) of the Investment Company Act of 1940 in concluding that the International Finance Corporation ("IFC") was not subject to the provisions of that Act. Applicability of the Investment Company Act of 1940 to the International Finance Corporation, Memorandum to the Commission, Division of Corporate Regulation (May 10, 1955), n.1 ("Staff Memorandum").

14 Rep. No. 1760, 86th Cong. 2d Session 1 (1960) (reporting amendments to the Advisers Act) (emphasis added).

expect the protections of the United States securities laws when doing business with a United States resident investment adviser. But a foreign sovereign country receiving services from an international organization of which it is a member would not. Given the particular nature of the IDB, its unique purposes, and the nature of its members, none of the recipients of the services described in this Application would have a reasonable expectation that the Advisers Act would apply to those services.[15]

4. As noted above, the Applicant is a member organization made up of sovereign states, established and authorized to operate by international treaty. The United States has substantial oversight capacity over the IDB in its role as the largest shareholder and with U.S. Treasury officials holding seats on the IDB's Board of Governors and Board of Executive Directors. In a similar context, the Commission's staff concluded in a memorandum to the Commission that the International Finance Corporation ("IFC"), an organization affiliated with the International Bank for Reconstruction and Development, was not subject to regulation under the Investment Company Act of 1940. As the staff noted of IFC, the Applicant "may be considered to be a governmental instrumentality created as an adjunct of our foreign policy to help in the development of foreign countries and to further international trade," and thus "not the kind of organization Congress intended to subject to regulation" under the Act.[16] Subjecting the IDB to regulation as an investment adviser would affect adversely its performance of services within the mandate granted by the treaties that govern it.

Precedent

The Commission has previously granted relief to other international financial institutions under the predecessor section to Section 202(a)(11)(H) based on similar reasoning. *See In the Matter of International Bank for Reconstruction and Development and International Development Association,* Investment Advisers Act Release No. 1971 (Sept. 4, 2001).

Procedural Matters

Pursuant to Rule 0-4(f) under the Act, the Applicant states that its address is as indicated on the second page of this Application. The Applicant further states that all written or other communications concerning this Application should be directed to the persons named on the first page of this Application.

The Applicant desires that the Commission issue an order pursuant to Rule 0-5 under the Act without a hearing being held.

The Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Applicant. The statements of authority and

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15 The IDB notes that Regulation S excludes the IDB *by name* from the definition of a "U.S. person" thereunder. *See* 17 CFR 230.902(k)(2)(vi). Moreover, a member country receiving investment advice from the IDB would not meet the definition of a "U.S. person" under the regulation.

16 Staff Memorandum, supra n.13 at 2-3.

applicable resolutions required under Rule 0-4(c)(1) are attached hereto as Exhibits A-1, A-2 and A-3. The verification required by Rule 0-4(d) under the Act is attached hereto as Exhibit B. The proposed notice of the proceeding initiated by the filing of the Application, required by Rule 0-4(g) under the Act, is attached hereto as Exhibit C.

Conclusion

Based upon the foregoing, the Applicant respectfully submits that the expansion of its services to include a component of investment advice to IDB member countries, their central banks, other government institutions of such member countries, and other international organizations owned entirely by their sovereign nation members, substantially all of which members are also members of the IDB, for which investment advice the IDB expects to charge a fee, does not bring the Applicant within the intent of the Act's definition of "investment adviser." Accordingly, the Applicant requests an order under Section 202(a)(11)(H) declaring the Applicant to be a person not within the intent of Section 202(a)(11) of the Act.

Signed on this 6th day of June, 2019.

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________
Name: John Scott
Title: General Counsel

Exhibit A-1

AUTHORIZATION OF INTER-AMERICAN DEVELOPMENT BANK

The Agreement Establishing the Inter-American Development Bank (the "IDB") provides that the responsibility for the conduct of the operations of the IDB is vested in its Board of Executive Directors. Under Resolution DE-1/60 of the Board of Executive Directors, instruments in writing purporting to be binding on the IDB may be signed by the President or the Executive Vice President or such other officer(s) or staff member(s) of the IDB as the President or Executive Vice President shall designate. The IDB represents that all of the requirements for the signing and filing of this Application have been complied with, and that the person signing and filing this Application is fully authorized to do so.

Dated: June 6, 2019

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________

Name: John Scott

Title: General Counsel

Exhibit A-2

RESOLUTION DE-1/60 ADOPTED BY THE BOARD OF EXECUTIVE DIRECTORS OF THE INTER-AMERICAN DEVELOPMENT BANK ON FEBRUARY 16, 1960

SIGNATURE OF WRITTEN INSTRUMENTS

The Board of Executive Directors

RESOLVES:

1. That all instruments in writing purporting to be binding on the Bank or to be an exercise of any right of the Bank shall be signed by the President or the Executive Vice President or such other officer(s) or staff member(s) of the Bank as the President or the Executive Vice President shall designate in writing.

2. That any signature pursuant to this Resolution may be a facsimile signature if such facsimile signature is authorized in writing by the President or the Executive Vice President.

3. That this Resolution shall be in addition to and not in limitation of any authority otherwise conferred.

(Approved February 16, 1960)

Exhibit A-3

CERTIFICATE OF THE SECRETARY OF THE INTER-AMERICAN DEVELOPMENT BANK

Re.: **Securities and Exchange Commission of the United States of America — Application for an Order under Section 202(a)(11)(H) of the Investment Advisers Act of 1940 Declaring the Applicant to be a Person Not Within the Intent of the Act (the "Application")**

I, GERMÁN QUINTANA, hereby certify as follows:

1. I am the Secretary of the Inter-American Development Bank (the "Bank");

2. The President of the Bank, acting under Resolution DE-1/60 of the Board of Executive Directors, has granted authority to the General Counsel of the Bank to sign, in the name of and on behalf of the Bank, "[d]ocuments for or related to judicial, administrative and similar proceedings" pursuant to Regulation AM-120 "Designation of Authorized Signatures"; and

3. Mr. John Scott is authorized under Regulation AM-120, as an officer of the Bank and in his capacity as General Counsel of the Bank, to sign the Application in the name of and on behalf of the Bank.

Attached herewith as Annex 1 is the specimen signature of such officer.

IN WITNESS WHEREOF, I have hereunto affixed my hand and the official seal of the Bank as of this 6th day of June, 2019.

Germán Quintana
Secretary

Annex 1

John SCOTT is the General Counsel of the Bank, and his official signature as such is as follows:

____

Exhibit B

VERIFICATION OF INTER-AMERICAN DEVELOPMENT BANK

DISTRICT OF COLUMBIA) ss.

The undersigned being duly sworn deposes and says that he has duly executed this Application dated June 6, 2019, for and on behalf of the Inter-American Development Bank; that he is the General Counsel of the Inter-American Development Bank; and that all actions by persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Name: John Scott
Title: General Counsel

Subscribed and sworn to before me, a Notary Public, this 6th day of June, 2019.

Name: LIANA BRASA
Notary Public

LIANA BRASA
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires June 14, 2023

[Official Seal]

My commission expires June 14, 2023

Exhibit C

PROPOSED FORM OF NOTICE

Securities and Exchange Commission

Investment Advisers Act of 1940

INTER-AMERICAN DEVELOPMENT BANK; NOTICE OF APPLICATION

_______________, 2019

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: Inter-American Development Bank ("IDB").

Relevant Advisers Act Sections: Exemption requested under section 202(a)(11)(H) from section 202(a)(11).

Summary of Application: Applicant requests an order declaring it to be a person not within the intent of section 202(a)(11), which defines the term "investment adviser."

Filing Dates: The application was filed on [______].

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [___________], and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary: Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549. Applicant, Inter-American Development Bank, 1300 New York Avenue, N.W., Washington, D.C. 20577.

For Further Information Contact: [Name], [Title], at (202) [________] (Division of Investment Management, Office of Investment Adviser Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission's Public Reference Branch.

Applicant's Representations:

1. The IDB was established by international treaty and its principal purpose is contributing to the economic and social development of member countries. The IDB has operated since 1959 under an agreement signed by the governments of its member countries, and its member countries own all of its capital stock.

2. Applicant represents that it provides development financing in Latin America and the Caribbean. In addition to its financial operations, Applicant also provides substantial technical assistance to the governments of its member countries. Technical assistance may include, for example, (i) advice and assistance on the preparation, financing, and execution of development plans and projects and (ii) training, seminars and other forms of instruction for personnel specializing in the formulation and implementation of development plans and projects. Technical assistance can also include assisting member countries to improve their asset and liability management techniques and advice for member countries on adopting sound portfolio management techniques. Applicant represents that the purpose of Applicant's technical assistance activities is both to improve the operations of the member government as they relate to economic and social development and to contribute to knowledge transfer and capacity building of developing member countries.

3. Applicant represents that it seeks to expand its technical assistance program to meet requests for more sustained services and requests for Applicant to help its member countries strengthen the management of their reserves and to bring their treasury operations in line with current capital and financial markets best practices. Applicant would provide these treasury-related services to IDB member countries, their central banks, other governmental institutions of such member countries, and other international organizations owned entirely by their sovereign nation members, substantially all of which members are also members of the IDB.

4. Applicant represents that its member countries have asked Applicant to advise on and to perform asset management services on their behalf. Applicant would direct investments and reinvestments of member country assets, acting as the member country's agent. Applicant further represents that IDB member countries have also asked Applicant to provide advice and instruction relating to hedging activities (including the use of interest, currency and commodity-linked derivatives) and to capital markets borrowings (including debt issuance, price discovery, and negotiations with financial intermediaries). Applicant represents that it would provide these services only with respect to government and/or public assets.

5. Applicant represents that it expects to charge a fee for the services it provides that would allow it to recover the costs associated with providing such services.

Applicant's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines "investment adviser" to mean "any person who, for compensation, engages in the business of advising others . . . as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . ."

2. Applicant proposes to offer asset management and other advisory services on a regular, recurring basis and expects to charge recipients a fee for those services that would allow it to recover the costs associated with providing such services. Accordingly, Applicant would be "in the business of" providing investment advice for compensation and would be an "investment adviser" for purposes of the Advisers Act.

3. Section 202(a)(11)(H) of the Advisers Act authorizes the Commission to exclude from the definition of "investment adviser" persons that are not within the intent of section 202(a)(11). Applicant requests that the Commission issue an order under section 202(a)(11)(H) declaring it to be a person not within the intent of section 202(a)(11).

4. Applicant argues that the Advisers Act contemplates the regulation of private sector entities and was not intended to regulate an entity that is an organization of sovereign nations providing investment advice to its member countries, their central banks, other governmental institutions of such member countries, and other international organizations owned entirely by their sovereign nation members, substantially all of which members are also members of the IDB. Applicant states that section 202(b) of the Advisers Act provides that the Advisers Act is not applicable to the "United States, a State, or any political subdivision of a State, or any agency, authority, or instrumentality of any one or more of the foregoing, or any corporation which is wholly owned directly or indirectly by any one or more of the foregoing, or any officer, agent, or employee of any of the foregoing acting as such in the course of his official duty, unless such provision makes specific reference thereto." While Applicant acknowledges that the Advisers Act does not expressly exempt international organizations made up solely of sovereign nations, Applicant argues that the Advisers Act seems clearly intended not to apply to such organizations.

5. Applicant acknowledges that a foreign individual or corporation would reasonably expect the protections of the United States securities laws to apply when doing business with an investment adviser resident in the United States. Applicant asserts, however, that, given the particular nature of the IDB, its unique purposes, and the nature of its constituent members, none of the recipients of the proposed investment advice would have a reasonable expectation that the Advisers Act would apply to those services.

By the Commission.

[Name]
Secretary